Filed by Vringo, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 (the "Securities Act") and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934 (the "Exchange Act")
Subject Company: Vringo, Inc.
Exchange Act File Number: 001-34785

Set forth below is the letter to the stockholders of Vringo, Inc. (the “Company”) from Andrew D. Perlman, the Company’s President and Chief Executive Officer, dated July 2, 2012, to be mailed today to the Company’s stockholders of record as of the close of business on June 8, 2012 in connection with the Company’s annual meeting of stockholders.

Vringo, Inc.
44 West 28th Street, Suite 1414
New York, NY 10001

Annual Meeting of Stockholders – July 19th
Please Vote Your Shares Today

July 2, 2012

Dear Vringo Stockholder:

We recently mailed to you proxy materials for the upcoming annual meeting of stockholders on July 19, 2012. According to our records, your shares are still unvoted. Your vote is needed and valued, regardless of the number of shares you own.

Whether or not you plan to attend the Annual Meeting, we encourage you to vote your shares promptly by telephone, Internet or mail.

With the Annual Meeting now only a short time away, please act today to be sure your shares are voted. For your convenience, a duplicate proxy card or voting instruction form is enclosed, along with telephone and Internet voting instructions.

If you already have voted, we thank you for your prompt response. In the event that two proxies are received from you, the one bearing the latest date will be counted, and it automatically revokes all prior proxies.

Thank you for your support of Vringo!

On behalf of the Board of Directors,

Andrew D. Perlman
Chief Executive Officer

If you have questions or need assistance voting your shares, please contact:

Morrow & Co., LLC

Brokers: (203) 658-9400

Stockholders: (800) 662-5200